SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2021

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to poll results of extraordinary general meeting, domestic shareholders’ class meeting and H shareholders’ class meeting held on April 9, 2021, dated April 9, 2021	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

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•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•

the impact of COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies and delay in network construction progress due to travel and other restrictions, decline in labor force, increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 9, 2021	By:	/s/ Ke Ruiwen
Name: Ke Ruiwen
Title: Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING,

DOMESTIC SHAREHOLDERS’ CLASS MEETING AND

H SHAREHOLDERS’ CLASS MEETING HELD ON 9 APRIL 2021

The Board of the Company is pleased to announce that all the proposed resolutions were duly passed by the Shareholders by way of poll at the EGM, Domestic Shareholders’ Class Meeting and H Shareholders’ Class Meeting of the Company held on 9 April 2021.

References are made to the circular (the “Circular”) and the notices (the “Notices”) of extraordinary general meeting (the “EGM”), domestic shareholders’ class meeting (the “Domestic Shareholders’ Class Meeting”) and the H shareholders’ class meeting (the “H Shareholders’ Class Meeting”) of China Telecom Corporation Limited (the “Company”) dated 17 March 2021. Unless otherwise defined in this announcement, terms used herein shall have the same meanings as defined in the Circular and the Notices.

The Board is pleased to announce that the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting of the Company were held in sequence at 10:00 a.m. on Friday, 9 April 2021 at Excemon Beijing Nanyueyuan Hotel, No. 86 South 3rd Ring Road West, Fengtai District, Beijing, PRC.

There were no shares entitling the Shareholders to attend and abstain from voting in favour of the resolutions at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting as set out in Rule 13.40 of the Listing Rules and none of the Shareholders has stated his intention in the Circular to vote against or to abstain from voting on the resolutions proposed at the General Meetings. The General Meetings were held in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the Articles of Association of the Company.

I.	POLL RESULTS OF THE EGM

As at the date of the EGM, the total number of issued Shares of the Company was

80,932,368,321, which was the total number of Shares entitling the holders to attend and vote for or against the resolutions proposed at the EGM. There were no restrictions on any Shareholders casting votes on any of the proposed resolutions at the EGM.

The poll results in respect of the proposed resolutions at the EGM were as follows:

No. of votes (%)
Special Resolutions		For	Against
1.	THAT the proposal regarding the plan for the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.	71,327,505,651 (99.9623%)	26,924,406 (0.0377%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

2.	THAT the proposal regarding the proposed authorisation to be granted by the General Meetings to the Board and its authorised persons to deal with matters in connection with the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.	71,333,506,507 (99.9986%)	1,015,550 (0.0014%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

3.	THAT the proposal regarding the distribution plan of accumulated profits prior to the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.	71,330,424,307 (99.9986%)	1,015,750 (0.0014%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

No. of votes (%)
Special Resolutions		For	Against
4.	THAT the proposal regarding the use of proceeds from the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.	71,345,671,307 (99.9986%)	1,000,750 (0.0014%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

5.	THAT the proposal regarding the amendments to the Articles of Association be considered and approved.	71,345,671,107 (99.9986%)	1,000,950 (0.0014%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

6.	THAT the proposal regarding the adoption of the Rules of Procedures of the Shareholders’ General Meeting applicable after the initial public offering and listing of the A Shares be considered and approved.	71,198,686,507 (99.9986%)	1,015,550 (0.0014%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

7.	THAT the proposal regarding the amendments to the Rules of Procedures of the Meeting of the Board of Directors be considered and approved.	69,971,880,868 (98.1774%)	1,298,955,189 (1.8226%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

8.	THAT the proposal regarding the amendments to the Rules of Procedures of the Meeting of the Supervisory Committee be considered and approved.	71,345,671,107 (99.9986%)	1,000,950 (0.0014%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

No. of votes (%)
Ordinary Resolutions		For	Against
9.	THAT the proposal regarding the dilution of immediate returns resulting from the initial public offering of RMB ordinary shares (A Shares) and the remedial measures be considered and approved.	71,345,871,107 (99.9986%)	1,000,950 (0.0014%)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

10.	THAT the proposal regarding the Price Stabilisation Plan of A Shares within three years following the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.	71,345,656,257 (99.9986%)	1,015,800 (0.0014%)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

11.	THAT the proposal regarding the plan for Shareholders’ return within three years following the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.	71,345,656,507 (99.9986%)	1,015,550 (0.0014%)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

12.	THAT the proposal regarding the undertakings on the information disclosure in the prospectus in connection with the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.	71,345,671,307 (99.9986%)	1,000,750 (0.0014%)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Computershare Hong Kong Investor Services Limited, registrar of the Company’s H Shares, acted as scrutineer for the vote-taking at the EGM.

II.	POLL RESULTS OF THE DOMESTIC SHAREHOLDERS’ CLASS MEETING

As at the date of the Domestic Shareholders’ Class Meeting, the total number of issued Domestic Shares of the Company was 67,054,958,321, which was the total number of Domestic Shares entitling the holders to attend and vote for or against the resolutions proposed at the Domestic Shareholders’ Class Meeting. There were no restrictions on any Domestic Shareholders casting votes on any of the proposed resolutions at the Domestic Shareholders’ Class Meeting.

The poll results in respect of the proposed resolutions at the Domestic Shareholders’ Class Meeting were as follows:

No. of votes (%)
Special Resolutions		For	Against
1.	THAT the proposal regarding the plan for the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.	67,054,958,321 (100%)	0 (0%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

2.	THAT the proposal regarding the proposed authorisation to be granted by the General Meetings to the Board and its authorised persons to deal with matters in connection with the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.	67,054,958,321 (100%)	0 (0%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

3.	THAT the proposal regarding the distribution plan of accumulated profits prior to the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.	67,054,958,321 (100%)	0 (0%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

No. of votes (%)
Special Resolutions		For	Against
4.	THAT the proposal regarding the use of proceeds from the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.	67,054,958,321 (100%)	0 (0%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

5.	THAT the proposal regarding the dilution of immediate returns resulting from the initial public offering of RMB ordinary shares (A Shares) and the remedial measures be considered and approved.	67,054,958,321 (100%)	0 (0%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

6.	THAT the proposal regarding the Price Stabilisation Plan of A Shares within three years following the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.	67,054,958,321 (100%)	0 (0%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

7.	THAT the proposal regarding the undertakings on the information disclosure in the prospectus in connection with the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.	67,054,958,321 (100%)	0 (0%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

Computershare Hong Kong Investor Services Limited, registrar of the Company’s H Shares, acted as scrutineer for the vote-taking at the Domestic Shareholders’ Class Meeting.

III.	POLL RESULTS OF THE H SHAREHOLDERS’ CLASS MEETING

As at the date of the H Shareholders’ Class Meeting, the total number of issued H Shares of the Company was 13,877,410,000, which was the total number of H Shares entitling the holders to attend and vote for or against the resolutions proposed at the H Shareholders’ Class Meeting. There were no restrictions on any H Shareholders casting votes on any of the proposed resolutions at the H Shareholders’ Class Meeting.

The poll results in respect of the proposed resolutions at the H Shareholders’ Class Meeting were as follows:

No. of votes (%)
Special Resolutions		For	Against
1.	THAT the proposal regarding the plan for the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.	4,080,526,590 (99.3445%)	26,924,406 (0.6555%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

2.	THAT the proposal regarding the proposed authorisation to be granted by the General Meetings to the Board and its authorised persons to deal with matters in connection with the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.	4,101,775,446 (99.9752%)	1,015,550 (0.0248%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

3.	THAT the proposal regarding the distribution plan of accumulated profits prior to the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.	4,088,275,245 (99.9752%)	1,015,750 (0.0248%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

No. of votes (%)
Special Resolutions		For	Against
4.	THAT the proposal regarding the use of proceeds from the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.	4,095,240,245 (99.9756%)	1,000,750 (0.0244%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

5.	THAT the proposal regarding the dilution of immediate returns resulting from the initial public offering of RMB ordinary shares (A Shares) and the remedial measures be considered and approved.	4,095,240,045 (99.9756%)	1,000,950 (0.0244%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

6.	THAT the proposal regarding the Price Stabilisation Plan of A Shares within three years following the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.	4,101,775,445 (99.9752%)	1,015,550 (0.0248%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

7.	THAT the proposal regarding the undertakings on the information disclosure in the prospectus in connection with the initial public offering and listing of RMB ordinary shares (A Shares) be considered and approved.	4,101,975,245 (99.9752%)	1,015,750 (0.0248%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

Computershare Hong Kong Investor Services Limited, registrar of the Company’s H Shares, acted as scrutineer for the vote-taking at the H Shareholders’ Class Meeting.

The full text of resolutions proposed at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting is set out in the Circular. Upon fulfillment of relevant procedures of the regulatory authorities, the amendments to the Articles of Association will take effect as from the date of the A Share Offering of the Company. The adoption of the Rules of Procedures of the Shareholders’ General Meeting and the amendments to the Rules of Procedures of the Meeting of the Board of Directors and the Rules of Procedures of the Meeting of the Supervisory Committee will take effect as from the date of the A Share Offering of the Company.

By Order of the Board
China Telecom Corporation Limited
Wong Yuk Har
Company Secretary

Beijing, China, 9 April 2021

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu, Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).